                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                         AMERICAN EAGLE OUTFITTERS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   02553D 10 8
                                 (CUSIP Number)

                                    Paul Guez
                             S.H.D. Investments, LLC
                                 5804 E. Slauson
                       City of Commerce, California 90040
                                 (213) 890-9660

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 6, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 02553D 10 8                13D                            Page 1 of 5

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      S.H.D. INVESTMENTS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC, BK
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,227,500
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,227,500
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,227,500
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.2% BASED ON 14,893,725** SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF NOVEMBER 1, 1997 IN THE ISSUER'S FORM 10-Q QUARTERLY REPORT FOR THE PERIOD ENDED NOVEMBER 1, 1997.
--------------------------------------------------------------------------------
  14  TYPE OF PERSON REPORTING
      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

  **In all places where the number of common shares is referenced, the amounts have been adjusted to reflect a 3-for-2 stock split which took effect on January 5, 1998.

CUSIP No. 02553D 10 8                   13D                          Page 2 of 5

                         AMERICAN EAGLE OUTFITTERS, INC.
                                  Common Stock

                                  SCHEDULE 13D


               In accordance with Rule 13d-2(e), this Amendment No. 1 (the "Amendment") amends and restates the paper format Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 21, 1995 (the "Original Schedule 13D").

Item 1.        Security and Issuer

               This Schedule 13D relates to the common stock, no par value (the "Common Stock") of American Eagle Outfitters, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 150 Thorn Hill Drive, Warrendale, Pennsylvania 15095.

Item 2.        Identity and Background

               The reporting person is S.H.D. Investments, LLC, a California limited liability company ("S.H.D."). The principal business of S.H.D. is investment in the Issuer. The address of the principal business and the principal office of S.H.D. is 5804 E. Slauson, City of Commerce, California 90040.

               The members of S.H.D. (the "Members") and S.H.D.'s executive officer are identified on Schedule A attached hereto and incorporated herein by this reference. Neither S.H.D., nor any of its Members, nor its executive officer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds and Other Consideration

               The total consideration for the purchase by S.H.D. of Common Stock reported in the Original Schedule 13D was $12,000,000. The Common Stock was purchased from Sam Forman in a private transaction in February 1995. To finance this purchase, the members of S.H.D. through nominees contributed $3,750,000 of their own funds and borrowed $8,250,000 (the "Borrowed Funds") from National City Bank of Ohio ("National City"). The Borrowed Funds were guaranteed by Schottenstein Stores Corporation ("Schottenstein") pursuant to the terms of a Reimbursement and Security Agreement dated February 8, 1995 between S.H.D. and Schottenstein (the "Security Agreement"). A copy of the Security Agreement was attached as Exhibit 1 to the Original Schedule 13D and is incorporated herein by this reference. The loan from National City was paid and the security interest released as a result of the application of proceeds from open market sales of Common Stock by S.H.D. (See Item 5(c)) and the application of proceeds from a margin loan provided to S.H.D. by Prudential Securities (See
Item 6).

Item 4.        Purpose of Transaction.

               S.H.D. acquired the Common Stock reported herein for investment purposes based on S.H.D.'s belief that such stock represents an attractive investment opportunity. S.H.D. may make additional purchases of Common Stock or may engage in dispositions (besides those described in this amendment) of all or a portion of the Common Stock presently owned or hereafter acquired by S.H.D., either in the open market or in private transactions, depending on S.H.D.'s evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other

CUSIP No. 02553D 10 8                   13D                          Page 3 of 5
investment opportunities, general economic conditions, money and stock market conditions and other future developments and factors that S.H.D. deems material to its investment decision.

Item 5.        Interest in Securities of the Issuer.

               (a) S.H.D. beneficially owns (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) an aggregate of 1,227,500 shares of the Common Stock or approximately 8.2% of the outstanding Common Stock (based on the number of shares outstanding as of November 1, 1997, as set forth in the Issuer's Form 10-Q for the quarterly period ended November 1, 1997). Except for 18,750 shares of Common Stock held by Paul Guez individually and the shares of Common Stock owned by S.H.D. (as set forth in this Item 5(a)), neither S.H.D., nor to the best knowledge of S.H.D., any persons named on Schedule A hereto, owns, beneficially, any Common Stock. Each of the Members hereby disclaims beneficial ownership of the shares of Common Stock held by S.H.D.

               (b) S.H.D. has the sole power to vote and to dispose of the shares of Common Stock held by S.H.D., provided that any disposition of such shares of Common Stock is subject to the approval of 75 percent of the aggregate of the percentage interests of S.H.D. held by the Members. The individual percentage interests of the six Members of S.H.D. range from 3.34 percent to
22.22 percent.

               (c) S.H.D. has not acquired any shares of Common Stock during the past sixty days. On April 2, 1998, April 6, 1998, April 7, 1998 and April 8, 1998, S.H.D. sold 25,000, 38,000, 28,000 and 75,000 shares of Common Stock, respectively, in open market transactions, at the prices per share set forth on Schedule B hereto. In November, 1997, S.H.D. distributed 106,500 shares of Common Stock to one of its Members (the "Distributed Shares") who subsequently transferred the Distributed Shares to the Member's spouse.

               (d) To the best knowledge of S.H.D., no other person has the right to receive or the power to direct the receipt of any dividends from the Common Stock beneficially owned by S.H.D.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               S.H.D. has pledged a portion of its shares of Common Stock as security for a margin loan from Prudential Securities pursuant to the terms of a Command Account Margin Agreement dated April 8, 1998, between S.H.D. Investments, LLC and Prudential Securities, Inc. (the "Margin Loan"). A copy of the agreement for the Margin Loan is attached as Exhibit 99.3 hereto and is incorporated herein by this reference.

Item 7.        Material to be Filed as Exhibits.

               Exhibit 99.1 and Exhibit 99.2 were filed as Exhibit 1 and
Exhibit 2 to the Original Schedule 13D and pursuant to Rule 13d-2(e) are not required to be attached hereto.

      99.1 Reimbursement and Security Agreement, dated February 8, 1995, between S.H.D. Investments, LLC and Schottenstein Stores Corporation. This agreement was filed as Exhibit 1 to the Original Schedule 13D and is incorporated herein by this reference.

      99.2 Master Grid Note dated February 8, 1995 executed by S.H.D. Investments, LLC in favor of National City Bank of Ohio. This agreement was filed as Exhibit 2 to the Original Schedule 13D and is incorporated herein by this reference.

      99.3 Command Account Margin Agreement dated April 8, 1998, between S.H.D. Investments, LLC and Prudential Securities, Inc.


CUSIP No. 02553D 10 8                     13D                       Page 4 of 5

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 9, 1998

                                   S.H.D. INVESTMENTS, LLC


                                   By: /s/ Paul Guez
                                       ----------------------------------------
                                   Name: Paul Guez
                                   Title: President





CUSIP No. 02553D 10 8                    13D                        Page 5 of 5

                                   Schedule A

Members of S.H.D.:

        1.     (a) Name: Gerard Guez
               (b) Residence or business address:
                      Chief Executive Officer
                      Fashion Resource, Inc.
                      3251 East Washington Blvd.
                      Los Angeles, California 90023
               (c)Principal occupation or employment and name, principal
                  business and address of where such employment is conducted:
                      Chief Executive Officer
                      Fashion Resource, Inc.
                      3251 East Washington Blvd.
                      Los Angeles, California 90023
               (d) Citizenship: USA

        2.     (a) Name: Roxanne Marie Guez
               (b) Residence or business address:
                      1446 Donhill Drive
                      Beverly Hills, California 90210
               (c) Principal occupation or employment and name, principal business and address of where such employment is conducted:
                      Vice President
                      Azteca Production International
                      5804 E. Slauson
                      City of Commerce, California 90040
               (d) Citizenship: USA

        3.     (a) Name: Todd Kay (b) Residence or business address:
                      Fashion Resource, Inc.
                      3251 East Washington Blvd.
                      Los Angeles, California 90023
               (c) Principal occupation or employment and name, principal business and address of where such employment is conducted:
                      President
                      Fashion Resource, Inc.
                      3251 East Washington Blvd.
                      Los Angeles, California 90023
               (d) Citizenship: USA

        4.     (a) Name: Kamel Nacif
               (b) Residence or business address:
                      231 Edgar Allen Poe
                      Colonia Bolanco
                      Mexico D.F.
                      Mexico 11550
               (c) Principal occupation or employment and name, principal business and address of where such employment is conducted:
                      Executive Officer

                      Textiles KN S.A. de C.V.
                      Calle E Lote 15
                      Parque Industrial 2000
                      Puebla, Puebla
                      Mexico 72220
               (d) Citizenship: Mexico

        5.     (a) Name: Judy Krupp
               (b) Residence or business address:
                      5660 Collins Ave., #20A
                      Miami Beach, FL 33140
               (c) Principal occupation or employment and name, principal business and address of where such employment is conducted:
                      Homemaker
                      5660 Collins Ave., #20A
                      Miami Beach, FL 33140
               (d) Citizenship: USA

        6.     (a) Name: Paul Guez
               (b)Residence or business address:
                      Azteca Production International
                      5804 E. Slauson
                      City of Commerce, California  90040
               (c) Principal occupation or employment and name, principal business and address of where such employment is conducted:
                      Account Executive
                      Azteca Production International
                      5804 E. Slauson
                      City of Commerce, California  90040
               (d) Citizenship:  Tunisia

Paul Guez is also the President and sole executive officer of S.H.D.

                                   SCHEDULE B

                         SALES OF ISSUER'S COMMON STOCK



 DATE          # OF SHARES SOLD         SALES PRICE
------         ----------------         -----------
4/2/98              25,000                $46.7500
4/6/98              38,000                $48.5526
4/7/98               3,000                $48.8750
4/7/98              25,000                $48.6450
4/8/98              30,000                $49.3783
4/8/98              40,000                $49.9087
4/8/98               2,500                $49.9625
4/8/98               2,500                $50.0250
